PUBLIC

15045884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CAPSTONE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 FEDERAL STREET, 3RD FLOOR
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE 603-380-5435 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY
(Name - if individual, state last, first, middle name)

99 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN M. FERRARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CAPSTONE CAPITAL MARKETS LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

TITLE: MANAGING PARTNER

Notary Public

SHANNON K. CULLEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2021

This report contains (check all applicable boxes):

(X) (a) Facing page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
() (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
() (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
() (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(X) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Review report on management's assertion letter regarding (k)(2)(i) exemption.
( ) (o) Management's assertion letter regarding (k)(2)(i) exemption.

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Members of Capstone Capital Markets LLC:

We have audited the accompanying statement of financial condition of Capstone Capital Markets LLC as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.
Boston, Massachusetts
February 17, 2015

Capstone Capital Markets LLC

Statement of Financial Condition

December 31, 2014

Assets

	2014
Cash and cash equivalents	$ 1,299,390
Investments, at fair value	15,436
Total Assets	$ 1,314,826

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 80,016
Total Liabilities	80,016
Member's Equity	1,234,810
Total liabilities and member's equity	$ 1,314,826

See accompanying notes to financial statement.

Capstone Capital Markets LLC

Notes to Financial Statement

Year Ended December 31, 2014

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Capstone Capital Markets LLC (the "Company"), which is a wholly-owned subsidiary of Capstone Corporate Finance LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for companies located throughout the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for the investment of excess cash balances primarily in short-term money market accounts. The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions and may be adversely affected by shifts in the market and changes in interest rates.

Income Taxes

No provision for federal or state income taxes is presented in these financial statements, because the Company is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations and changes in member's equity.
The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2014. The Company is open to examination by the applicable taxing authorities for the tax years ended after December 31, 2010.

Uses of Estimates

Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

2. RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing arrangement, expenses of the Company are directly charged by the Parent to the Company for those expenses directly pertaining to the Company. Certain overhead expenses are allocated to the Company based on management's best estimates. At December 31, 2014 $67,916 was due to the parent and is included in accounts payable and accrued expenses.

3. INVESTMENTS

At December 31, 2014, investments of $15,436 consist of warrants to purchase common stock in a private company. The warrants were received in connection with a private placement in December 2013. The changes in fair value of this investment are reported in the statement of operations.

The Company's investment exposes it to various types of risk such as market, credit and general economic risks. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 1) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 1	Level 1	Total
Assets				
Investments	$ -	$ -	$ 15,436	$ 15,436

Level 3 assets represent one holding. See Note 3. The warrants were valued by using the Black-Scholes option pricing model.

The following table presents additional information about the valuation of Level 3 investments as of December 31, 2013.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Inputs	Quantitative Unobservable Input
			Estimated term	5 years
Warrants to purchase			Volatility rate	39.68%
common stock	$ 15,436	Black-Scholes pricing model	Risk-free interest rate	1.61%
			Marketability discount on stock price	40%

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2013	$ 15,436
Change in fair value	-
Balance as of December 31, 2014	$ 15,436
Change in net unrealized gains/losses for investments held at December 31, 2014	$ -

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness ($5,334 as of December 31, 2014) or $5,000. As of December 31, 2014, the Company's net capital amounted to $1,219,374.

Rule 15c3-l also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.07 to 1 as of December 31, 2014.

6. CONTINGENCIES

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2014, no amounts have been accrued related to such indemnification provisions.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2015, which is the date these financial statements were able to be issued.